Exhibit 99.77c

Results of proposals presented at the annual general meeting of shareholders

The following votes were cast at the Annual General Meeting of Shareholders held on March 13, 2014:

Election of Directors
	For	Against	Abstain
David Christensen	9,141,224	208,707	63,344
Gary Glynn	9,227,564	121,306	64,405
Bruce Hansen	9,235,568	111,652	66,055
Mary Joan Hoene	9,225,670	123,120	64,485
Robert Pilkington	9,160,180	190,631	62,463

Appointment of Independent Registered Public Accounting Firm
	For	Against	Abstain
Tait, Weller & Baker LLP	15,838,807	141,883	118,494